

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 25, 2020

Jing Ju
Chief Executive Officer
Chindata Group Holdings Limited
No. 47 Laiguangying East Road,
Chaoyang District, Beijing, 100012
The People's Republic of China

Re: Chindata Group Holdings Limited
Registration Statement on Form F-1
Exhibit Nos. 10.9 and 10.10
Filed September 8, 2020
File No. 333-248658

Dear Mr. Ju:

We have concluded our assessment of your redacted exhibits for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance